# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TKO GROUP HOLDINGS, INC., CIK 0001973266
CUSIP: 87256C101
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 200 Fifth Ave., 7th Floor, New York, New York (NY), 10010
Date of event which requires filing of this statement: 02/13/2025
Amends the filing with accession number 0000950170-25-015735
Filed by CIK 0001766363
Persons authorized to receive notices and communications: Robert Hilton, c/o TKO Group Holdings, Inc., 200 Fifth Ave, 7th Floor, New York, New York (NY), 10010, (646) 558-8333

## Reporting persons
- Endeavor Group Holdings, Inc. (CIK 0001766363): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 94,021,358; sole dispositive power 0; shared dispositive power 94,021,358; aggregate amount beneficially owned 94,021,358 (55% of the class)
- Endeavor Manager, LLC (CIK 0002021108): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 94,021,358; sole dispositive power 0; shared dispositive power 94,021,358; aggregate amount beneficially owned 94,021,358 (55% of the class)
  Comment: Limited Liability Company
- Endeavor Operating Company, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 94,021,358; sole dispositive power 0; shared dispositive power 94,021,358; aggregate amount beneficially owned 94,021,358 (55% of the class)
  Comment: Limited Liability Company
- Patrick Whitesell (CIK 0001531362): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 94,021,358; sole dispositive power 0; shared dispositive power 94,021,358; aggregate amount beneficially owned 94,021,358 (55% of the class)
- January Capital HoldCo, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 83,074,858; sole dispositive power 0; shared dispositive power 83,074,858; aggregate amount beneficially owned 83,074,858 (50.6% of the class)
  Comment: Limited Liability Company
- January Capital Sub, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 6,542,033; sole dispositive power 0; shared dispositive power 6,542,033; aggregate amount beneficially owned 6,542,033 (7.5% of the class)
  Comment: Limited Liability Company
- WME IMG, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,825,030; sole dispositive power 0; shared dispositive power 1,825,030; aggregate amount beneficially owned 1,825,030 (2.2% of the class)
  Comment: Limited Liability Company

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: TKO GROUP HOLDINGS, INC.
Address of issuer's principal executive offices: 200 Fifth Ave., 7th Floor, New York, New York (NY), 10010
Comment: This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on February 6, 2025 (as amended, the "Schedule 13D"), related to the shares of Class A Common Stock, par value $0.00001 per share (the "Class A Common Stock"), of TKO Group Holdings, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

From February 6, 2025 through February 18, 2025, Endeavor Operating Company, LLC ("EOC") purchased 641,302 shares of Class A Common Stock for aggregate consideration of approximately $109.4 million. The Reporting Persons used available working capital to fund these purchases.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose:
January Capital HoldCo, LLC ("January HoldCo") is the record holder of 83,074,858 units of TKO Operating Company, LLC ("TKO OpCo Units"), and January Capital Sub, LLC ("January Sub") is the record holder of 6,542,033 TKO OpCo Units. Subject to the terms of the operating agreement of TKO Operating Company, LLC ("TKO OpCo"), the TKO OpCo Units may be redeemed for shares of Class A Common Stock on a one-for-one basis. In addition, EOC is the record holder of 2,579,437 shares of Class A Common Stock and WME IMG, LLC ("WME IMG") is the record holder of 1,825,030 shares of Class A Common Stock.

Endeavor is the managing member of Endeavor Manager, LLC, which in turn is the managing member of EOC. EOC is the sole member of January HoldCo and January Sub (EOC, January HoldCo and January Sub, collectively, the "EDR Subscribers"). WME IMG is an indirect subsidiary of Endeavor. As a result, Endeavor may be deemed to beneficially own the securities held of record by the EDR Subscribers or WME IMG.

The ownership information presented herein represents beneficial ownership of Class A Common Stock as of February 18, 2025, based upon 81,203,161 shares of Class A Common Stock outstanding as of December 18, 2024.
Transactions in the class effected during the past sixty days:
Since February 6, 2025, EOC has purchased an aggregate of 641,302 shares of Class A Common Stock in a series of open market transactions pursuant to the Trading Plan. Details by date, listing the number of shares purchased and the weighted average price per share, for transactions between February 6, 2025 and February 18, 2025 are provided below. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, full information regarding the number of shares purchased at each separate price for these transactions.

February 6, 2025: 72,970 shares at a weighted average price of $160.59 per share

February 7, 2025: 177,861 shares at a weighted average price of $165.99 per share

February 10, 2025: 116,256 shares at a weighted average price of $172.03 per share

February 11, 2025: 156,446 shares at a weighted average price of $175.60 per share

February 12, 2025: 117,769 shares at a weighted average price of $176.40 per share
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On February 13, 2025, EOC voluntarily terminated the Trading Plan in accordance with the terms of the Trading Plan.

## Signatures
- Endeavor Group Holdings, Inc.: /s/ Jason Lublin, Jason Lublin, Chief Financial Officer (02/18/2025)
- Endeavor Manager, LLC: /s/ Jason Lublin, Jason Lublin, Chief Financial Officer (02/18/2025)
- Endeavor Operating Company, LLC: /s/ Jason Lublin, Jason Lublin, Chief Financial Officer (02/18/2025)
- Patrick Whitesell: /s/ Patrick Whitesell, Patrick Whitesell (02/18/2025)
- January Capital HoldCo, LLC: /s/ Jason Lublin, Jason Lublin, Authorized Signatory (02/18/2025)
- January Capital Sub, LLC: /s/ Jason Lublin, Jason Lublin, Authorized Signatory (02/18/2025)
- WME IMG, LLC: /s/ Jason Lublin, Jason Lublin, Authorized Signatory (02/18/2025)